EXHIBIT 99.1

Elbit Vision Systems Announces First Quarter 2016 Results

Revenues at $2.3 million: up 19% year-over-year
Net income at $0.5 million: up 27% year-over-year

First Quarter 2016 highlights

  Revenue at $2.3 million, up 19% year-over-year;
  Gross and operating margins at 57.8% and 21.3%, respectively;
  Net income of $460 thousand, representing 19.8% of revenues;
  Shareholders’ equity reached $4.2 million with cash at $3.7 million;

CAESAREA, Israel, May 09, 2016 (GLOBE NEWSWIRE) -- Elbit Vision Systems Ltd.  (OTCBB:EVSNF), a pioneer in the science of camera-based automatic vision inspection for textile fabrics and technical webs, announced today its consolidated financial results for the quarter ending March 31, 2016.

Sam Cohen, CEO of EVS commented, “Our first quarter results show continued growth with increased sales and profitability.  For nine consecutive quarters EVS has shown a profit, and given our momentum in orders, 2016 looks to be another solid year.  Our legacy products continue to outperform expectations, while iBar has become a significant contributor to our bottom line.  As we continue to separate ourselves from our competition through the development of essential, unique tools, we know our best days are still ahead.”

First Quarter 2016 Results
Revenues for the quarter were $2.3 million, representing an increase of 19% compared to $1.9 million in the first quarter of 2015.

Gross profit for the quarter was $1.35 million, representing 57.8% of revenues, an increase of 19% compared to $1.12 million for the first quarter of 2015, which represented 57.5% of revenues.

Operating income for the quarter was $496 thousand (21.3% of revenue), an increase of 9% compared to $457 thousand (23.4% of revenues) in the first quarter of 2015.

Net income was $460 thousand (19.8% of revenue), an increase of 27% compared to $363 thousand (18.6% of revenues) in the first quarter of 2015.

Conference call details
The Company will also host a conference call today, May 9, starting at 9:30 am ET. Sam Cohen, Chief Executive Officer and Yaron Menashe, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers at least 10 minutes before the start of the call:

US:	1 888 281 1167	at 9:30 am Eastern Time
Israel:	03 918 0691	at 4:30 pm Israel Time
International:	+972 3 918 0691

For those unable to participate, the teleconference will be available for replay on Elbit Vision Systems’ website at http://www.evs.co.il/ beginning 24 hours after the call.

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency.  EVS' systems are used by over 800 customers, many of which are leading global companies.

This press release and other releases are available on www.evs.co.il

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.  EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

FINANCIAL TABLES FOLLOW

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AT MARCH 31, 2016
IN U.S. DOLLARS

	Mar-31		Dec-31
	2016	2015	2015

	U.S. dollars in thousands (except per share data)
Assets

CURRENT ASSETS:
Cash and cash equivalents	3,692	957	3,305
Restricted deposits (short term)	120	34	69

Trade accounts receivable	1,264	1,029	1,383
Other receivables	79	178	78
Inventories	1,535	935	1,419

Total current assets	6,690	3,133	6,254

LONG-TERM RECEIVABLES:

Severance pay fund	140	190	193
Other long-term receivables	85	85	67
Total long-term receivables	225	275	260

PROPERTY, PLANT AND EQUIPMENT – net of accumulated depreciation and amortization	35	26	36

OTHER ASSETS
Goodwill	242	242	242

Total assets	7,192	3,676	6,792

	Mar-31		Dec-31
	2016	2015	2015

	In thousands
Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Credit from banks	146	183	149
Current Maturities of Loan from Other	-	128	-

Trade account payable	992	607	1,171
Deferred revenues	365	318	324
Other payables	648	550	441

Total current liabilities	2,151	1,786	2,085

LONG-TERM LIABILITIES:
Long Terms Loans (Net of current maturities)	346	435	373
Other Long Terms liabilities	355	488	429
Accrued severance pay	156	200	206
Total long-term liabilities	856	1,123	1,008

Total liabilities	3,007	2,909	3,093

SHAREHOLDERS’ EQUITY	4,185	767	3,699

Total liabilities and shareholders’ Equity	7,192	3,676	6,792

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2016
IN U.S. DOLLARS

	3 months ended		year ended
	Mar-31		December 31,
	2016	2015	2015

	U.S. dollars in thousands (except per share data)

Revenues	2,329	1,949	9,128

Cost of Revenues	982	828	3,882

Gross Profit	1,347	1,121	5,246

Research and development	273	131	765
Marketing and selling	374	344	1,411
General and administrative	204	189	808

Operating Income	496	457	2,262

Financial Expenses - net	(36)	(94)	(144)
Profit before taxes on income	460	363	2,118

Taxes on Income	-	-	-
Net profit for the period	460	363	2,118

Profit per share basic	0.005	0.004	0.025
Profit per share diluted	0.005	0.004	0.025

Weighted average number of shares used in Computation of profit per share:
Basic (in thousands)	93,328	85,229	85,461
Diluted (in thousands)	93,533	85,260	85,681

Company Contact Information:
Yaron Menashe, CFO
Tel: +972 4 6107609
yaron@evs.co.il

Investor Relations Contact:
Ehud Helft
Tel: +1 617 318 3096
evs@gkir.com